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Exhibit 99.2

news release	FALCONBRIDGE LIMITED

FALCONBRIDGE RESPONDS TO FRENCH HIGH COURT OF JUSTICE RULING
Injunction Application by Eramet Rejected 2nd Condition of Bercy Accord Satisfied

TORONTO, December 28, 2005 — The High Court of Justice in Paris today rejected an application by French mining company Eramet and confirmed the legal right of Falconbridge Limited (TSX:FAL.LV)(NYSE:FAL) and its joint venture partner, Societe Miniere du Sud Pacifique S.A. (SMSP) to receive ownership of the Koniambo nickel orebody in New Caledonia.

Falconbridge also announced today that the second and final condition of the Bercy Accord has been satisfied, allowing for Falconbridge and SMSP to receive ownership of Koniambo prior to the Bercy Accord deadline of January 1, 2006.

Court Ruling

In anticipation of the transfer of ownership of the Koniambo property to SMSP and Falconbridge, an application was made by the French mining company Eramet to the High Court of Justice in Paris to prohibit the Entity from proceeding with the transfer of ownership. Eramet had challenged the Entity's authority to transfer the Koniambo property to SMSP/Falconbridge. The Entity is a trustee which is responsible for ensuring that the terms and conditions of the Bercy Accord are adhered to and the rights and obligations of the various parties to the Bercy Accord are carried out.

A court hearing on this matter was held on December 26, 2005. The High Court today rejected Eramet's application, and confirmed the Entity's authority to transfer ownership of the Koniambo property to SAS Koniambo Nickel (Falconbridge and SMSP's joint venture company).

Bercy Accord Satisfied

Under the Bercy Accord, Falconbridge and SMSP are to receive a 49% and 51% interest, respectively, in the Project when two conditions are met:

1)
the completion of a positive technical feasibility study;

2)
placement of firm orders of at least US$100 million for equipment and services relating to the project.

These conditions were to be satisfied prior to a January 1, 2006 deadline. The first condition was satisfied in June 2005.

On December 24, 2005, the Entity provided confirmation that the requirements of the second condition of the Bercy Accord have been satisfied and has informed all parties to the accord of this conclusion. At the time, the Entity stated transfer of ownership of Koniambo to SMSP and Falconbridge was subject to the outcome of the High Court ruling, which today ruled in favour of SMSP and Falconbridge.

"We are pleased to have resolved this legal challenge and to have satisfied both conditions of the Bercy Accord. Today's announcement allows Falconbridge and SMSP's joint venture company to receive ownership of Koniambo," said Aaron Regent, President of Falconbridge Limited. "We can now look forward to advancing this world-class resource to the next phase of development."

Next Steps

Following the transfer of the ownership of the Koniambo property to SMSP and Falconbridge, detailed engineering plans for Koniambo will be advanced in 2006. Good progress has been made on the permitting process to date. Once the necessary permits are in place and the details of the financing are finalized, Falconbridge expects the start of the construction phase in 2007. Based on the foregoing, start-up of the operation is expected to occur in 2009 at the earliest.

"The Koniambo ore body is a world-class resource with very high nickel grades and a resource base which will support nickel production for decades. With the agreement announced last week on the financing framework between Falconbridge and SMSP, and the affirmation from the Entity that the conditions of the Bercy Accord have been satisfied, the project is now positioned to enter the next phase of its development. The fundamentals for the nickel market continue to be positive and reinforce the requirement for the mining industry to develop new nickel resources to keep up with robust demand. The Koniambo project will be a key supplier of nickel for years to come," said Regent.

Background

The Koniambo ferronickel project is located in the Northern Province of New Caledonia, near the provincial capital of Kone. At a 1.5% nickel cut-off grade, the deposit contains measured plus indicated resources totaling 142.1 million tonnes at 2.13% nickel. Together with additional inferred resources of 156 million tonnes at 2.2% nickel, Koniambo is one of the world's largest and highest grade nickel laterite deposits. At a 2.0% nickel cut-off grade, the deposit contains measured plus indicated resources of 75.6 million tonnes at 2.47% nickel. In addition, the project has an inferred limonite resource estimated at 100 million tonnes at 1.6% nickel and 0.2% cobalt that could be developed at a later date.

In 1998, Falconbridge entered into a joint-venture agreement with Societe Miniere du Sud Pacifique S.A. (SMSP) and its controlling shareholder, Societe de Financement et d'Investissement de la Province Nord, for the evaluation and development of the 60,000-tonne per year nickel in ferronickel mining and smelting complex. By signing its joint-venture agreement with SMSP, Falconbridge became SMSP's approved industrial partner under the Bercy Accord, with titles to the Koniambo orebody held in escrow until the conditions of the Bercy Accord are met.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate", "will" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Falconbridge, to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed in Noranda's Annual Report on Form 40-F filed with the Securities and Exchange Commission. Falconbridge does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:
Falconbridge Limited
Denis Couture
Senior Vice-President, Investor Relations,
Communications and Public Affairs
(416) 982-7020
denis.couture@falconbridge.com

or

Falconbridge Limited
Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

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FALCONBRIDGE RESPONDS TO FRENCH HIGH COURT OF JUSTICE RULING Injunction Application by Eramet Rejected 2nd Condition of Bercy Accord Satisfied